UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(MARK ONE)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number 1-5231

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below

McDonald’s Ventures 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

McDonald’s Corporation

McDonald’s Plaza

Oak Brook, Illinois 60523

McDonald’s Ventures 401(k) Plan

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

McDonald’s Ventures 401(k) Plan

Year Ended December 31, 2005

McDonald’s Ventures 401(k) Plan

Financial Statements and Supplemental Schedule

Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm

The Administrative Committee

McDonald’s Ventures 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of McDonald’s Ventures 401(k) Plan (the Plan) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ernst & Young LLP

June 15, 2006

McDonald’s Ventures 401(k) Plan

Statement of Net Assets Available for Benefits

December 31, 2005

(In Thousands)

Investments
Assets
Investments, at fair value:
Interest in Master Trust	$44,297
Participant loans	1,508

Total investments	45,805

Receivables:
Other	4

Total receivables	4

Total assets	45,809

Liabilities
Management and administrative expenses payable	(96)
Other liabilities	(22)

Total liabilities	(118)

Net assets available for benefits	$45,691

The accompanying notes are an integral part of these financial statements.

McDonald’s Ventures 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

(In Thousands)

Investments
Net investment income
Interest in Master Trust’s earnings and expenses	$2,974
Interest on Participant loans	322

Total net investment income	3,296

Contributions
Company	2,471
Participant	5,012

Total contributions	7,483

Other changes
Benefits paid to terminated participants and withdrawals	(5,924)
Management and administrative fees	(418)
Plan to plan transfers	41,254

Total other changes	34,912

Net increase in net assets available for benefits	45,691
Net assets available for benefits at beginning of year	—

Net assets available for benefits at end of year	$45,691

The accompanying notes are an integral part of the financial statements.

McDonald’s Ventures 401(k) Plan

Notes to Financial Statements

Year Ended December 31, 2005

1. Description of the Plan

General

On December 22, 2004, the McDonald’s Corporation Profit Sharing and Savings Trust was amended and restated in its entirety effective January 1, 2005, to create the McDonald’s Corporation Profit Sharing and Savings Master Trust (the Master Trust). The newly restated Master Trust funds both the McDonald’s Corporation Profit Sharing and Savings Plan and a new plan, the McDonald’s Ventures 401(k) Plan (the Plan) effective January 1, 2005. Assets of approximately $41,254,000 were transferred from the McDonald’s Corporation Profit Sharing and Savings Plan to the Plan. On April 4, 2005, the Plan was amended and restated in its entirety to reflect administrative system changes. The Plan was amended on November 16, 2005, to reflect changes as a result of Hurricane Katrina effective August 24, 2005.

The Plan is administered by a committee of individuals (the Administrative Committee) appointed by the Chief Executive Officer of McDonald’s Corporation. Participants should refer to the Summary Plan Description and Prospectus for a more complete description and up-to-date information.

Eligibility

In order to participate in the 401(k) feature of the Plan, all eligible employees must be at least 21 years of age, have a valid Social Security number, and be on the U.S. payroll of Boston Market Corporation or Chipotle Mexican Grill Inc. (collectively, the Venture Employers).

Full-time salaried restaurant management employees, staff, executives, and part-time staff scheduled to work at least 20 hours per week are eligible to make nonmatched 401(k) contributions, up to 50% of eligible compensation, beginning the first day of the month after completing one full calendar month of employment. Crew and hourly paid employees are eligible after one year of eligible service as defined by the Plan document.

Individuals who are employed as a salaried restaurant management employee or staff with a licensee-owned restaurant that is purchased by a Venture Employer and are at least age 21 may enter the 401(k) feature of the Plan as soon as administratively feasible and be eligible for the Venture Employer match.

McDonald’s Ventures 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions

Each year, participants may contribute up to 50% of their eligible pre-tax annual compensation, as defined by the plan subject to Internal Revenue Service (the IRS) annual limits. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions subject to IRS limits and may contribute more than 50% if payroll tax and other withholding requirements are met. Participants may also contribute distributions (excluding any after-tax employee contributions) from other tax qualified plans (within 60 days of receiving a payout from the other plan), tax deferred annuities, qualified employee annuities, deferred compensation arrangements maintained by a governmental employer as described in Internal Revenue Code (IRC) Section 457(e)(16), and rollover individual retirement accounts established with the proceeds of a distribution from one of the plans described above provided that additional contributions have not been made.

Participants direct the investment of their contributions and Venture Employer contributions into various investment options offered by the Plan. The investment funds under the Plan are Stable Value Fund, Blended Stock/Bond Fund, Diversified Stock Fund, S&P 500 Index Fund, International Stock Fund, Aggressive Stock Fund, and the Company Common Stock Fund. Participants who had a balance transferred from the McDonald’s Corporation Profit Sharing and Savings Plan also may have investments in the McDonald’s ESOP Stock Fund.

The Trustees, individuals appointed by the Board of Directors of McDonald’s Corporation (the Board), are authorized to invest certain assets of the Plan in shares of McDonald’s Corporation stock.

The Venture Employers contribute (after one year of eligible service) 100% of the first 3% of eligible compensation (as defined by the Plan) and 50% of the next 2% of eligible compensation that a participant contributes to the Plan. Contributions are subject to certain limitations.

Participant Accounts

Participants can elect, on a daily basis, to have their account balances, as well as future deferrals and Venture Employer matching contributions, invested in 1% increments in one or any combination of the Plan’s investment funds, including McDonald’s Corporation stock.

McDonald’s Ventures 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Venture Employers contribution (based on the Safe Harbor match) and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.

Vesting

All participants’ accounts under the Plan are 100% vested.

Diversification

Participants can elect to fully diversify all accounts in the plan, regardless of age.

Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested balance reduced by the participants’ highest outstanding loan balance during the preceding 12-month period. All loans are subject to a $60 processing fee. Loan terms range from 12 months up to 4.5 years. Participants may not have more than one loan from the Plan outstanding at any time. The loans are secured by the balance in the participant’s account and bear interest based on the prime rate in effect on the first day of the month in which the loan is processed, plus 1%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Participants who terminate their employment with their Venture Employer and all other companies or entities that are owned or controlled 80% or more by McDonald’s Corporation are entitled to receive the vested interest in their Plan accounts within a reasonable time following their termination. A terminated participant with vested benefits in excess of $1,000 will not receive a distribution from the Plan until age 70 1/2 unless an earlier distribution is elected. Such accounts will continue to share in the allocation of investment income, and accounts will continue to be invested in accordance with the participant’s investment elections (See Note 1, Contributions).

Participants who terminate employment after satisfying the requirements to make deferrals and are subsequently rehired can resume making deferrals as soon as administratively feasible.

McDonald’s Ventures 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Forfeitures

As of December 31, 2005, there were no forfeitures.

In-Service Withdrawals

Participants who have been in the Plan for at least 60 months are eligible to withdraw up to 75% of their ESOP and Profit Sharing accounts transferred from the McDonald’s Corporation Profit Sharing and Savings Plan while still employed with a Venture Employer. Participants may only make one withdrawal in a calendar year, with regard to Profit Sharing and ESOP. Participants can elect to receive all or any part of their Investment Savings and Stock Sharing account balances transferred from the McDonald’s Corporation Profit Sharing and Savings Plan either while still employed or after termination. Participants 59 1/2 or older may withdraw all or any part of their account balances under the Plan at any time.

Voting

Participants are entitled to direct the Trustees in voting shares of McDonald’s stock credited to their accounts.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Administrative Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

Investments in the Master Trust (except for those in 103-12 investment entities – see Note 4) are stated at fair market value. Investments in common and preferred stocks and corporate bonds are valued at the closing exchange prices reported by the New York Stock Exchange. The market values for commercial paper and other short-term investments are cost plus accrued interest, which approximates current market value. Shares of mutual funds are valued at the net asset value of shares held by the Master Trust at year-end. Participant loans are valued at their outstanding balances, which approximate fair value.

McDonald’s Ventures 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Purchases and sales of securities are accounted for on a trade-date basis. Realized gains or losses on the sale of securities are based on the average cost of the securities. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on the accrual basis.

Payment of Benefits

Benefits are recorded at the time of payment.

3. Interest in McDonald’s Corporation Profit Sharing and Savings Master Trust

The Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan and another Company sponsored plan. Each participating plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by The Northern Trust Company (asset custodian). At December 31, 2005, the Plan’s interest in the net assets of the Master Trust was approximately 2.6%. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

The following table presents net assets of the Master Trust at December 31, 2005:

Commercial paper and other short-term investments	$5,508,287
103-12 investment entities	430,010,046
Mutual funds	271,339,330
Common/preferred stocks other than McDonald’s	197,565,459
McDonald’s Corporation common stock	783,269,638
Securities loaned (McDonald’s Corporation common stock and 103-12 investments)	34,622,611
Pooled cash collateral	35,533,859

Total investments	1,757,849,230

Obligation for collateral received for loaned securities	(35,533,859)

Net assets	$1,722,315,371

McDonald’s Ventures 401(k) Plan

Notes to Financial Statements (continued)

3. Interest in McDonald’s Corporation Profit Sharing and Savings Master Trust (continued)

Investment income for the Master Trust at December 31, 2005, is as follows:

Net appreciation in fair value of investments:
Mutual funds	$10,718,032
Common/preferred stock other than McDonald’s	19,685,264
McDonald’s Corporation common stock	39,453,677
Securities loaned (McDonald’s Corporation common stock and 103-12 investments)	73,805
Commission recapture	30,631

69,961,409

Interest	20,955,463
Dividends	21,832,793

$112,749,665

4. Investment Contracts

The Master Trust invests in the Invesco Stable Value Fund (103-12 investment entities). Invesco maintains the contributions in a pooled account. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by Invesco. The contracts are included in the financial statements at contract value, (which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses). The fair value of the investment contracts at December 31, 2005, was $427,503,157. The average yield was approximately 4.62% for 2005. The crediting interest rates ranged from 4.00% to 4.86% for 2005. The crediting interest rates are determined at the end of each calendar year.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

McDonald’s Ventures 401(k) Plan

Notes to Financial Statements (continued)

6. Administrative Fees

The custodian and investment managers’ fees applicable to each investment fund are netted against the related investment income before investment income is allocated to participants’ accounts. Certain administrative expenses directly associated with the Plan are paid by the Plan and charged to participants’ accounts, including salary expenses for certain Company employees. The Company and Venture Employers provide other administrative services to the Plan without charge.

7. Income Tax Status

The IRS has determined and informed the Company by letter dated April 19, 2006, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8. Transactions With Parties In Interest

During 2005, the Plan received $344,380 in common stock dividends from the Company. Fees paid during the year for accounting and other services rendered by parties in interest were based on customary and reasonable rates for such services.

9. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

McDonald’s Ventures 401(k) Plan

Notes to Financial Statements (continued)

10. Securities Lending

The Master Trust increases its investment income by lending the Master Trust’s securities, through the asset custodian, to independent third parties. When the Master Trust lends securities, it is subject to a risk of failure by the borrower to return the loaned securities or a delay in delivery of the securities, in which case the Master Trust may incur a loss. To limit this risk, such loans are contractually required to be continuously secured by the collateral consisting of cash, cash equivalents, or U.S. Treasury bonds in an amount at least equal to the market value of the securities loaned. As of December 31, 2005, $34,622,611 of the Master Trust securities reported on the statement of net assets available for benefits were on loan which were secured by cash collateral with a market value of $35,533,859. At December 31, 2005, $13,409 of noncash collateral was not required to be reported in the financial statements.

11. Subsequent Event

Voting

On March 6, 2006, the Plan was amended to make a technical correction and to allow all participants the right to direct the Trustees to vote on the unallocated and unvoted shares of Company stock based on the relative allocated shares credited to their accounts. Previously, only participants who were employees were allowed to direct the Trustees vote of these securities.

Supplemental Schedule

McDonald’s Ventures 401(k) Plan

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

EIN #36-2361282 Plan #002

December 31, 2005

Identity of Issuer/ Description of Investment	Current Value
Participant loans varying maturities with interest rates ranging from 5% to 5.75%*	$1,508,355

*	Represents a party in interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MCDONALD’S VENTURES 401(K) PLAN

	By:	ADMINISTRATIVE COMMITTEE

Date: June 28, 2006	By:	/s/ Michael D. Richard
Michael D. Richard
Trustee and Member of the
Administrative Committee